恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/05342

[redacted]

28th March, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's Interim Results Announcement for the six months ended 31st December, 2007, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

2007/2008 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that, for the six months ended 31 December 2007, the unaudited Group profit attributable to equity Shareholders amounted to HK$35,331 million, representing an increase of HK$33,379 million over that for the same period of the last financial year. Earnings per share were HK$11.59 (2006: HK$0.64).

Excluding the profit for the period from discontinued operations of HK$35,265 million, the profit attributable to equity Shareholders for the six months ended 31 December 2007 from continuing operations amounted to HK$66 million, representing a decrease of HK$56 million or 46% from the same period in the last financial year. Earnings per share from continuing operations were HK$0.02 (2006: HK$0.04).

The Board has resolved to pay an interim dividend of HK$0.02 per share (2006: HK$0.13 per share) to Shareholders whose names appear on the Register of Members of the Company on 23 April 2008.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 21 April 2008 to Wednesday, 23 April 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 18 April 2008. Warrants for the interim dividend will be sent to Shareholders on Thursday, 24 April 2008.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – UNAUDITED

	Note	For the six months ended 31 December 2007 HK$ million	2006 (re-stated) HK$ million
Continuing operations:			
Turnover	5	**129**	73
Direct costs		**(34)**	(25)
		95	48
Other income/other gains		**48**	119
Administrative expenses		**(36)**	(16)
Profit for the period of disposal group		**5**	6
Net gain on disposal of disposal group		**21**	-
Profit from operations		**133**	157
Finance costs	6(a)	**(4)**	(2)
Profit before taxation	6	**129**	155
Income tax	7	**(15)**	(8)
Profit for the period from continuing operations		**114**	147
Discontinued operations:			
Profit for the period from discontinued operations	3(b)	**35,265**	1,835
Profit for the period		**35,379**	1,982
Attributable to:			
Equity shareholders of the Company			
- Continuing operations		**66**	122
- Discontinued operations		**35,265**	1,830
		35,331	1,952
Minority interests			
- Continuing operations		**48**	25
- Discontinued operations		**-**	5
		48	30
Profit for the period		**35,379**	1,982

	Note	For the six months ended 31 December 2007 HK$ million	2006 (re-stated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the period	8(a)		
Distribution approved and paid during the period		**46,575**	-
Interim dividend declared after the interim period end		**61**	396
		46,636	396
		HK$	HK$
Earnings per share – basic and diluted	9		
From continuing operations		**0.02**	0.04
From discontinued operations		**11.57**	0.60
		11.59	0.64

CONSOLIDATED BALANCE SHEET

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current assets			
Property, plant and equipment		**594**	596
Toll highway operation rights		**180**	179
Interests in associates		**-**	14,444
Other non-current assets		**113**	119
		887	15,338
Current assets			
Trade and other receivables	10	**438**	353
Amounts due from affiliates		**76**	68
Cash and cash equivalents		**4,590**	3,684
		5,104	4,105
Assets classified as held for sale		**-**	420
		5,104	4,525
Current liabilities			
Bank loans and overdrafts		**-**	23
Trade and other payables	11	**73**	186
Amounts due to affiliates		**194**	1,801
Current taxation		**55**	51
		322	2,061
Liabilities associated with assets classified as held for sale		**-**	255
		322	2,316
Net current assets		**4,782**	2,209
Total assets less current liabilities		**5,669**	17,547
Non-current liabilities			
Bank loans		**6**	6
Deferred tax liabilities		**13**	14
		19	20
NET ASSETS		**5,650**	17,527
Capital and reserves			
Share capital		**609**	609
Reserves		**4,674**	16,353
Total equity attributable to equity shareholders of the Company		**5,283**	16,962
Minority interests		**367**	565
TOTAL EQUITY		**5,650**	17,527

1 Basis of preparation

The interim results set out in this announcement do not constitute the Group's condensed interim financial statements for the six months ended 31 December 2007 but are extracted from those accounts.

These condensed interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), and the same accounting policies adopted in the 2007 annual accounts.

The measurement basis used in the preparation of the accounts is the historical cost basis.

2 Material acquisitions and disposal during the period

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145 million. The transaction was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$545 million. As a result of these acquisitions, the Group was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) On 2 October 2007, the Company as vendor and Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company, as purchaser entered into a conditional agreement (as supplemented by a supplemental agreement dated 7 November 2007) pursuant to which HLD and its certain subsidiaries acquired the Group's entire interest in HKCG (representing 2,366,934,097 shares of HKCG or approximately 39.06% of HKCG's issued share capital) through the acquisition of the Company's interests in two wholly-owned investment holding subsidiaries, namely, Macrostar Investment Limited and Timpani Investments Limited (together referred to as the "Sale Companies"), and the shareholder's loans owing by the Sale Companies (the "Transaction"). The Transaction was approved pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 7 December 2007 and was completed on 17 December 2007.

The consideration of the Transaction comprised (i) the issue to the Company of the share entitlement note, which conferred on the holder thereof the right to call for the issue of 636,891,425 ordinary shares of HLD (including entitlement to be paid by HLD of an amount which is equal to HLD's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. Further details are set out in the Company's circular dated 20 October 2007 and supplementary circular dated 14 November 2007.

The consideration of the Transaction amounted to HK$50,264 million and a gain on disposal of HK$33,781 million was recognised by the Group.

3 Discontinued operations

(a) ***The Group's discontinued operations comprised the following:***

For the six months ended 31 December 2007:

- the Group's interest in HKCG, an associate, with details set out in note 2(c).

For the six months ended 31 December 2006:

- the Group's interests in certain subsidiaries and associates which were engaged in the businesses of property leasing, hotel operation, security guard services, sale of properties and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited; and

- the Group's interest in a subsidiary which was engaged in property investment.

Details of the aforesaid discontinued operations are set out in the Company's annual report for the year ended 30 June 2007.

After the disposal of the above discontinued operations, the Group's principal activity is infrastructure business in mainland China.

(b) ***The results of the discontinued operations for the six months ended 31 December 2007 are as follows:***

		For the six months ended 31 December	
	Note	**2007 HK$ million**	2006 HK$ million
Turnover	5	-	434
Direct costs		-	(237)
		-	197
Other income/other gains		-	3
Selling and distribution costs		-	(12)
Administrative expenses		-	(30)
Profit from operations before changes in fair value of investment properties		-	158
Increase in fair value of investment properties		-	219
Profit from operations after changes in fair value of investment properties		-	377
Finance costs		-	-
Share of profits less losses of associates		**1,484**	1,516
Profit before taxation		**1,484**	1,893
Income tax	7	-	(58)
Profit for the period		**1,484**	1,835
Net gain on disposal of Sale Companies and related shareholder's loans	2(c)	**33,781**	-
		35,265	1,835

4 Segmental information

No segmental information for the six months ended 31 December 2007 is presented as the Group's turnover and trading results for the period are generated solely from its infrastructure business in mainland China, the turnover of which amounted to HK$129 million during the period (2006: HK$73 million) and the segment results of which amounted to HK$88 million during the period (2006: HK$43 million).

Segmental information for the six months ended 31 December 2006 presented in respect of the Group's business and geographical segments is as follows:

Business segments

For the six months ended 31 December 2006

	Continuing operations	*Discontinued operations*					
	Infra-structure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Elimination HK$ million	Con-solidated HK$ million
Income and results							
Turnover	73	193	52	36	153	-	507
Other income	-	-	-	-	6	-	6
External income	73	193	52	36	159	-	513
Inter-segment income	-	-	-	-	2	(2)	-
Total income	73	193	52	36	161	(2)	513
Segment results	43	134	21	2	4		204
Interest income							115
Dividend income from listed investments							1
Profit for the period of disposal group							6
Increase in fair value of investment properties							219
Unallocated expenses, net							(11)
Finance costs							(2)
Share of profits less losses of associates							1,516
Profit before taxation							2,048
Income tax							(66)
Profit for the period							1,982

Geographical segments

In presenting information on the basis of geographical segments, segment revenue was based on the geographical location of the business operations.

For the six months ended 31 December 2006

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
Turnover	434	73	507
Other income	6	-	6
External income	440	73	513
Attributable to:			
- Continuing operations	-	73	73
- Discontinued operations	440	-	440
	440	73	513

5 Turnover

Turnover recognised during the period is analysed as follows:

	For the six months ended 31 December	
	2007	2006 (re-stated)
	HK$ million	HK$ million
Continuing operations		
Toll fee income	**129**	73
Discontinued operations		
Rental income	-	193
Hotel operation	-	52
Security guard services	-	36
Sale of properties	-	29
Others	-	124
	-	434

6 Profit before taxation

Profit before taxation in respect of continuing and discontinued operations is arrived at after charging/(crediting):

		For the six months ended 31 December	
		2007	2006 (re-stated)
		HK$ million	HK$ million
(a)	**Finance costs**		
	Continuing operations		
	Bank loans and overdrafts	**1**	1
	Other borrowings wholly repayable within five years	**3**	1
		4	2
(b)	**Other items**		
	Continuing operations		
	Amortisation of toll highway operation rights	**5**	5
	Depreciation	**19**	11
	Interest income	**(42)**	(114)
	Discontinued operations		
	Amortisation of prepaid lease payments	**-**	1
	Depreciation	**-**	6
	Cost of sales		
	- trading inventories	**-**	31
	- completed properties for sale	**-**	18
	Loss on disposal/write off of property, plant and equipment	**-**	17
	Interest income	**-**	(1)
	Dividend income from listed investments	**-**	(1)

7 **Income tax**

	For the six months ended 31 December	
	2007	2006 (re-stated)
	HK$ million	HK$ million
Current tax – Hong Kong Profits Tax	**1**	24
Current tax – mainland China	**16**	8
Deferred taxation – origination and reversal of temporary differences	**(2)**	34
	15	66
Attributable to:		
- Continuing operations	**15**	8
- Discontinued operations	**-**	58
	15	66

Provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the six months ended 31 December 2007.

Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. The Group's certain subsidiaries operating in mainland China are eligible for certain tax holidays and concessions for the period.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), under which all domestic-invested enterprises and foreign-invested enterprises will be subject to a standard corporate income tax rate of 25% with effect from 1 January 2008. The new CIT Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. The new CIT Law did not have significant impact on the Group's results of operations and financial position for the current period presented in these condensed interim financial statements.

8 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the period

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Distribution approved and paid during the period of HK$15.2838 (2006: HK$Nil) per share	**46,575**	-
Interim dividend declared after the interim period end of HK2 cents (2006: HK13 cents) per share	**61**	396
	46,636	396

Pursuant to the ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the Transaction (see note 2(c)), a distribution in the aggregate amount of HK$46,575 million was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. A further cash distribution of HK$1.21 per share was made after the balance sheet date.

The interim dividend declared after the interim period end has not been recognised as a liability as at 31 December 2007.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK15 cents (2006: HK15 cents) per share	**457**	457

9 Earnings per share – basic and diluted

(a) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$66 million (2006 (re-stated): HK$122 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 3,047,327,395) in issue during the period.

(b) From discontinued operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$35,265 million (2006 (re-stated): HK$1,830 million) and the weighted average number of ordinary shares of 3,047,327,395 (2006: 3,047,327,395) in issue during the period.

10 Trade and other receivables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Trade debtors	**402**	278
Deposits, prepayments and other receivables	**17**	48
Consideration receivable	**19**	27
	438	353

The ageing analysis of trade debtors (net of impairment loss for bad and doubtful debts) of the Group as at 31 December 2007 is as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Current or less than 1 month overdue	**21**	17
1 to 3 months overdue	**42**	35
More than 3 months overdue but less than 6 months overdue	**53**	45
More than 6 months overdue	**286**	181
	402	278

Trade and other receivables comprise toll fee income receivable and other trade and other receivables. In respect of toll fee income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers.

The Group maintains a defined credit policy and the exposure to credit risk is monitored on an ongoing basis. Regular review and follow-up actions are carried out on the overdue amounts. Adequate impairment losses have been made for the estimated irrecoverable amounts.

11 Trade and other payables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Trade creditors	**64**	37
Accrued expenses and other payables	**9**	149
	73	186

The ageing analysis of trade creditors of the Group as at 31 December 2007 is as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Due within 1 month or on demand	**-**	5
Due after 1 month but within 3 months	**47**	20
Due after 3 months but within 6 months	**11**	10
Due after 6 months	**6**	2
	64	37

12 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 3.

13 Review of results

The condensed interim financial statements are unaudited and have been reviewed with no disagreement by the Audit Committee of the Company.

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2007 have been reviewed by the auditors of the Company, PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2008 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2007.

Code on Corporate Governance Practices

During the six months ended 31 December 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

Disposal of interests in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to the Company of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by Henderson Land of 636,891,425 shares (including entitlement to Henderson Land's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, Henderson Land agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to Shareholders of the Company, making a total cash consideration of approximately HK$6,828 million in addition to the Share Entitlement Note.

At an extraordinary general meeting of the Company held on 7 December 2007, Shareholders voted overwhelmingly in favour of the transaction. This was a concrete endorsement of the Group's efforts to unlock value for Shareholders.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per share was made to Shareholders. With the share premium reduction having become unconditional, a further cash distribution of HK$1.21 per share was made to Shareholders on 25 January 2008, making total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate. A gain of HK$33,781 million from the transaction was recorded by the Group.

Following completion of the transaction, the Group has remained as a listed company focusing on the infrastructure business in mainland China.

Continuing Operations

Infrastructure

The Group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Group holds directly. In September 2007, the Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary of the Group. The Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

Hangzhou Qianjiang Third Bridge is situated on National Highway No. 104, a major trunk route linking Beijing and Fujian Province. Completed in 1997, this toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang Province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. It is also an important nodal point for access to major roads leading to the Hangzhou Airport. During the period under review, its toll revenue rose by 110% to HK$101 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006.

Maanshan City Ring Road is a class I highway that stretches approximately 40.5 km around Maanshan, a leading industrial city in Anhui Province. Completed in 1997, it is also the major artery in the National Highway No. 205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. Toll revenue generated from this highway grew to HK$28 million for the period, representing an increase of 12% over the same period of the last financial year.

Discontinued Operations

A review of the discontinued operations is contained in the section headed "Financial Review" of this announcement.

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2007.

Material acquisitions and disposals

Acquisition of remaining interest in a subsidiary

On 29 August 2007, the Group entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in China Investment Group Limited ("CIG") for a cash consideration of approximately HK$145 million. The acquisition was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

Disposal of interest in an associate

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and its intermediate holding company, Henderson Land, the Company disposed of its entire interest in Hong Kong and China Gas to Henderson Land. Details of the transaction are given in the section headed "Management Discussion and Analysis" of this announcement.

Disposal of interests in subsidiaries

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") for a cash consideration of RMB70 million (approximately HK$75 million). The transaction was completed during the period and a gain on disposal of approximately HK$21 million was recognised.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the six months ended 31 December 2007.

Results of operations

Continuing operations

The Group's continuing operations comprise the infrastructure business in mainland China, being the operation of a toll bridge in Hangzhou and the operation rights of a toll highway in Maanshan, Anhui Province. Turnover for the six months ended 31 December 2007 amounted to HK$129 million (2006: HK$73 million), representing an increase of HK$56 million, or 77%, over that for the same period in the last financial year. This was mainly attributable to the increase in traffic volume of the toll bridge in Hangzhou following the completion of major repair and maintenance work in October 2006. Profit contribution (representing turnover less direct costs) from the infrastructure business for the period increased by HK$47 million, or 98%, to HK$95 million (2006: HK$48 million).

Discontinued operations

The results of the Group's discontinued operations for the six months ended 31 December 2007 comprised mainly (i) the Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period; and (ii) the gain on disposal of its entire interest in Hong Kong and China Gas of HK$33,781 million (as referred to in the section headed "Management Discussion and Analysis" of this announcement).

The Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period (2006: HK$1,290 million) represents an increase of HK$194 million, or 15%, over that for the same period in the last financial year. Such increase is mainly attributable to the increase in profit contribution from the property development segment of Hong Kong and China Gas, for the reason that there were increased property sales of the Grand Waterfront project during the period when compared with the same period in the last financial year.

Profit attributable to equity Shareholders

Profit attributable to equity Shareholders for the six months ended 31 December 2007 amounted to HK$35,331 million (2006: HK$1,952 million), representing an increase of HK$33,379 million over that for the same period in the last financial year.

Profit attributable to equity Shareholders from continuing operations for the six months ended 31 December 2007 amounted to HK$66 million (2006: HK$122 million), representing a decrease of HK$56 million, or 46%, from the same period in the last financial year. This was mainly attributable to the fact that the Group earned less bank interest income during the period, for the reason that the Group maintained a lower average cash balance during the period when compared with the same period in the last financial year, subsequent to the Group's cash distribution of HK$15,237 million (or HK$5 per share) to Shareholders in June 2007. During the period, the effect of reduced bank interest income to the Group was partially offset by an increase in profit contribution from the infrastructure business to the Group.

Profit attributable to equity Shareholders from discontinued operations for the six months ended 31 December 2007 amounted to HK$35,265 million (2006: HK$1,830 million). The increase of HK$33,435 million was mainly attributable to the gain on disposal of the interest in Hong Kong and China Gas of HK$33,781 million.

Financial resources, liquidity and loan maturity profile

At 31 December 2007, the aggregate amount of the Group's bank borrowings was HK$6 million (30 June 2007: HK$29 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	***At 31 December 2007* HK$ million**	*At 30 June 2007* HK$ million
Cash and bank balances	**4,590**	3,684
Less: Bank borrowings repayable:		
- Within 1 year	**-**	23
- After 1 year but within 2 years	**6**	-
- After 2 years but within 5 years	**-**	6
Total bank borrowings	**6**	29
Net cash and bank balances	**4,584**	3,655
Gearing ratio	**Nil**	Nil

Finance costs for the six months ended 31 December 2007 amounted to HK$4 million (2006: HK$2 million) which was immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$4,584 million at 31 December 2007, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the period, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates at 30 June 2007 and 31 December 2007.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2007 and 31 December 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 31 December 2007, the outstanding balance of the Group's secured bank loans was HK$6 million (30 June 2007: HK$29 million).

Capital commitments

At 30 June 2007 and 31 December 2007, the Group did not have any capital commitments.

Contingent liabilities

At 30 June 2007 and 31 December 2007, the Group did not have any contingent liabilities.

Employees and remuneration policy

At 31 December 2007, the Group had approximately 240 (30 June 2007: 330) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the continuing and discontinued operations for the six months ended 31 December 2007 amounted to HK$7 million (2006: HK$66 million).

POST BALANCE SHEET EVENT

In view of the increases in the price and trading volume of the shares of the Company on 26 March 2008, the Company made an announcement on that day to the effect that the Company had received an expression of interest from a joint-venture partner of a business project of the Company to acquire the Company's interest in that project. Nevertheless, the Company is awaiting further information on the detailed terms and no agreement has been reached with the interested party.

PROSPECTS

Through the realisation of the market value for its holding in Hong Kong and China Gas, the Group successfully unlocked value for Shareholders and enabled them to realise part of this value in Henderson Land shares and cash through the distributions. As explained in the circular dated 20 October 2007 to Shareholders, the disposal of the Group's stake in Hong Kong and China Gas has led to the establishment of a standalone infrastructure group with a more focused business operation.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27 March 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END